UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a – 16 OR 15d – 16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2012

Commission File No. 0-53646

Eagleford Energy Inc.

(Registrant’s name) 1 King Street West, Suite 1505 Toronto, Ontario, Canada M5H 1A1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TABLE OF CONTENTS

1. Eagleford Energy Inc. Material Change Report dated May 15, 2012 as filed on SEDAR on May 15, 2012.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 15, 2012	EAGLEFORD ENERGY INC.

	By:	/s/ James Cassina
Name: James Cassina
Title: President

Item 1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company
Eagleford Energy Inc. (“Eagleford” or the "Company")
Suite 1505, 1 King Street West,
Toronto, Ontario, M5H 1A1

Item 2.	Date of Material Change
May 7, 2012
Item 3.	News Release
Press release issued by the Company on May 15, 2012 and disseminated using a Canadian news wire service.
Item 4.	Summary of Material Change
The Company’s wholly owned subsidiary, Dyami Energy LLC (“Dyami”) has been advised that the Matthews Mineral Account, LP, holders of Mineral Rights covered by the Matthews Lease comprising 2629 acres in Zavala County, Texas (the “Matthews Lease”), on which Dyami is actively exploring and developing for hydrocarbons, has expressed their belief that the Matthews Lease has terminated.
Item 5.	Full Description of Material Change
The Company’s wholly owned subsidiary, Dyami Energy LLC (“Dyami”) has been advised that the Matthews Mineral Account, LP, holders of Mineral Rights covered by the Matthews Lease comprising 2629 acres in Zavala County, Texas (the “Matthews Lease”), on which Dyami is actively exploring and developing for hydrocarbons, has expressed their belief that the Matthews Lease has terminated. Dyami disagrees and believes that the record demonstrates that it is in full compliance with the terms of the Matthews Lease. Matthews Mineral Account, LP, has filed a petition in the District Court, Zavala County, Texas, seeking a declaration that the Matthews Lease has terminated. Dyami intends to defend the allegation and countersue the Matthews Mineral Account, LP.
Item 6.	Reliance on sub-section 7.1(2) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

No information has been omitted from this material change report.

Item 8.	Executive Officer
The following executive officer of the Company is knowledgeable about the material change and the Report and may be contacted by the Commission as follows:
James Cassina, President
	Telephone:	416-364-4039
	Facsimile:	416-364-8244

Item 9.	Date of Report

May 15, 2012